DNA DYNAMICS, INC.

July 8, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE:	Sun Kissed Industries, Inc. f/k/a DNA Dynamics, Inc.

Amendment No. 1 to

Form 1-A

Filed June 20, 2019

File No. 024-10991

Ladies and Gentlemen:

On behalf of our Company, DNA Dynamcs, Inc. (the “Company”), we are filing with the Securities and Exchange Commission (the “Commission”), Amendment No. 2 to the Offering Statement on Form 1-A (“Amendment No. 2”) relating to the issuance by the Company of up to 600,000,000 of shares of Common Stock.

This letter also sets forth the Company’s responses to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated July 3, 2019 regarding your review of the Amended Offering Statement on Form 1-A, which was filed with the Commission on June 20, 2019.

For your convenience, the Staff’s comments have been repeated below in their entirety, with the Company’s response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are included in Amendment No. 1. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in Amendment No.

Amendment No. 1 to Offering Statement on Form 1-A Filed June 20, 2019

Cover Page

1.	It Please revise to explicitly state, if true, that in no event will you offer more than 600,000,000 shares. Also clearly state, if true, that the maximum aggregate offering amount is $3,000,000. As an additional matter ensure that other disclosures in the offering circular are consistent with these statements. In that regard we note the statement on the cover page of a “[m]aximum offering of 400,000,000 Shares.”

We have corrected the inconsistencies related to the maximum aggregate amount being offered.

Principal Stockholders, page 25

2.	Please tell us why you have not revised the “low range” and “high range” columns to reflect 30,000,000 and 600,000,000 shares, as disclosed on the cover page.

We have amended the beneficial owners table to reflect the correct and have clarified the distinction between the last 2 columns.

Carl Grant

DNA Dynamics, Inc.
July 8, 2019

Balance Sheet, page F-1

3.	We note your risk factor on page 13 that your yearly financials are independently audited. Please remove this risk factor as the financial statements in this Offering are unaudited. Please remove any other references to auditors within this document.

We have removed this language from throughout our risk factors.

Principal Stockholders, page 25

4.	Please update your beneficial ownership table on page 25. In that regard, we note that the information in the table is provided as of November 14, 2018.

We have adjusted the beneficial owners table to be representative as of June 18, 2019.

Balance Sheet, page F-1

5.	We note your response to our previous comment 8. However, please reconcile the inconsistencies on pages 12 and 26 that indicate you have 6,000,000,000 authorized shares of common stock compared to 10,000,000,000 authorized shares disclosed elsewhere throughout the document, such as on the face of the balance sheets and in the notes to the financial statements.

We have corrected this inconsistency in the body of the offering statement.

General

6.	We note that section 9 of your Subscription Agreement states that the venue for any legal action under the subscription agreement will be in the proper forum in Clark County, Nevada. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your offering circular to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the subscription agreement states this clearly.

We have updated the subscription agreement to be in accordance with Section 22 of the Securities Act.

Carl Grant

DNA Dynamics, Inc.
July 8, 2019

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me or our counsel, Eilers Law Group, P.A. at (786) 273-9152.

Very truly yours,

/s/ Carl Grant
Carl Grant, CEO
DNA Dynamics, Inc.

cc:	William R. Eilers, Esq.

Carl Grant

DNA Dynamics, Inc.
July 8, 2019

to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Melissa Gilmore at 202-551-3777 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at 202-551-3859 or Laura Nicholson at 202-551-3584 with any other questions.

Sincerely,

Division of Corporation Finance Office of Transportation and Leisure